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
                                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                                Washington, D.C. 20549
                                                                                                             ---------------------

                                                       FORM 144                                                  SEC USE ONLY
                                                                                                             ---------------------
                                                                                                             ---------------------
                                                                                                             DOCUMENT SEQUENCE NO.
                                        NOTICE OF PROPOSED SALE OF SECURITIES
                                PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
                                                                                                             ----------------------
                                                                                                             CUSIP NUMBER
ATTENTION:     Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
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
1 (a) NAME OF ISSUER (Please type or print)               (b) IRS IDENT. NO.    (c) S.E.C. FILE NO.           WORK LOCATION

      At Road, Inc.                                           943209170             000-31511
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
1 (d) ADDRESS OF ISSUER             STREET                  CITY              STATE             ZIP          (e) TELEPHONE NO.
                                                                                               CODE          ---------------------
                                                                                                             AREA CODE    NUMBER
      47200 Bayside Parkway                                 Fremont            CA              94538            510       668-1638
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
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT  (b) SOCIAL        (c) RELATIONSHIP  (d) ADDRESS    STREET      CITY      STATE    ZIP CODE
      THE SECURITIES ARE TO BE SOLD         SECURITY NO.      TO ISSUER
                                            OR IRS
                                            IDENT. NO.
      Sirios Overseas Fund Ltd.                               None              75 Park Plaza          Boston    Mass.     02116
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
  INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the
                                                   S.E.C. File Number.
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
3 (a) Title of the  (b) Name and Address of    SEC USE    (c) Number of  (d) Aggregate (e) Number of  (f) Approximate (g) Name of
      Class of          Each Broker Through    ONLY           Shares or       Market       Shares or      Date of          Each
      Securities        Whom the Securities    ----------     Other Units     Value        Other Units    Sale            Securities
      To Be Sold        are to be Offered      Broker-        To Be Sold                   Outstanding                    Exchange
                        or Each Market Maker   Dealer         (See            (See         (See           (See            (See
                        who is Acquiring       File Number    instr.          instr.       instr.         instr.          instr.
                        the Securities                        3(c))           3(d))        3(e)           3(f))           3(g))
                                                                                                          (MO. DAY YR.)
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

                                                                                                                         NASDAQ
Common Stock            Credit Suisse First                   100,922         222,028      46,372,940     08/15/01       National
                        Boston Corporation                                                                               Market
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INSTRUCTIONS:
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

1. (a)  Name of Issuer                                3. (a)  Title of the class of securities to be sold.
   (b)  Issuer's I.R.S. Identification Number            (b)  Name and address of each broker through whom the securities are
   (c)  Issuer's S.E.C. file number, if any                   intended to be sold.
   (d)  Issuer's address, including zip code             (c)  Number of shares or other units to be sold (if debt securities,
   (e)  Issuer's telephone number, including                  give the aggregate face amount)
        area code                                        (d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
2. (a)  Name of person for whose account the             (e)  Number of shares or other units of the class outstanding, or if
        securities are to be sold                             debt securities in the face amount thereof outstanding, as shown by
   (b)  Such person's Social Security or                      the most recent report or statement published by the issuer
        I.R.S. identification number.                    (f)  Approximate date on which the securities are to be sold
   (c)  Such person's relationship to the                (g)  Name of each securities exchange, if any, on which the securities
        issuer (e.g., officer, director, 10%                  are intended to be sold
        stockholder, or member of immediate
        family of any of the foregoing)
   (d)  Such person's address, including zip
        code
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
                                            TABLE I - SECURITIES TO BE SOLD
             Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
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

Title of          Date You        Nature of          Name of Person from Whom      Amount of           Date of           Nature of
the Class         Acquired        Acquisition                Acquired              Securities          Payment           Payment
                                  Transaction        (If gift, also give date      Acquired
                                                           donor acquired)

Common Stock      Dec. 17,      Private placement    Sirios Overseas Fund Ltd.     110,628 shares      The shares were     Cash
                  1999 and                                                         were acquired on    paid for on the
                  June 27,                                                         December 17, 1999.  respective dates
                  2000                                                             On February 22,     of acquisition
                                                                                   2000, these shares
                                                                                   split 3 for 2.
                                                                                   68,490 shares
                                                                                   were acquired
                                                                                   on June 27,
                                                                                   2000.
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INSTRUCTIONS:  If  the   securities   were  purchased  and  full
               payment  therefor  was  not  made  in cash at the
               time of  purchase,  explain  in the table or in a
               note  thereto  the  nature  of the  consideration
               given.  If  the  consideration  consisted  of any
               note or other obligation,  or if payment was made
               in  installments, describe  the  arrangement  and
               state  when  the  note or  other  obligation  was
               discharged in full or the last installment paid.



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
                                  TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
  Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
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
                                                                                        Amount of
                                                                            Date of     Securities
       Name and Address of Seller            Title of Securities Sold        Sale          Sold            Gross Proceeds

                  N/A
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REMARKS:
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


INSTRUCTIONS:                                                      ATTENTION:
See the  definition  of "person" in paragraph (a) of Rule          The person for whose  account the  securities to which
144.  Information  is to be  given  not  only  as to  the          this notice  relates are to be sold hereby  represents
person for whose  account the  securities  are to be sold          by  signing  this  notice  that he does  not  know any
but  also  as to  all  other  persons  included  in  that          material adverse  information in regard to the current
definition.  In addition,  information  shall be given as          and  prospective  operations  of  the  Issuer  of  the
to sales by all  persons  whose  sales  are  required  by          securities  to be sold  which  has not  been  publicly
paragraph  (e) of Rule 144 to be  aggregated  with  sales          disclosed.
for the account of the person filing this notice

                   August 13, 2001
-----------------------------------------------                    ---------------------------------------------------------------
                     DATE OF NOTICE                                (SIGNATURE)    John Brennan
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
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the  notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.


 ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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